Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 7, 2012

Relating to Preliminary Prospectus issued November 27, 2012

Registration No. 333-184317

SOLARCITY CORPORATION

This free writing prospectus relates only to the initial public offering of common stock of SolarCity Corporation and should be read together with the preliminary prospectus dated November 27, 2012 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-184317) (the “Registration Statement”) relating to these securities. On December 7, 2012, SolarCity filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1408356/000119312512495544/d229977ds1a.htm

The following information is set forth in Amendment No. 3 and updates the information contained in the Preliminary Prospectus. References to “SolarCity,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus.

Intent to Purchase Shares in our IPO by the Chairman of our Board

Elon Musk, the chairman of our board, has indicated his intent to purchase $15.0 million of our common stock in this offering from the underwriters at the initial public offering price.

Increase in Reserved Share Program

We have requested that the underwriters reserve for sale, at the initial public offering price, up to 1,000,000 shares of our common stock being offered for sale (or approximately 10% of the shares offered in the offering) to certain business associates, friends and family of our executive officers and board of directors through a reserved share program. Previously we had requested that the underwriters reserve 7% of the shares offered in the offering under this program. Participants in the reserved share program will be subject to 180 day lock-up restrictions.

Update on U.S. Treasury Grant Applications

We and our fund investors claim U.S. Treasury grants in amounts based on the fair market value of our solar energy systems. Although we have obtained independent appraisals to support the fair market values we report for claiming U.S. Treasury grants, the U.S. Treasury Department can review these fair market values.

On December 5, 2012, the U.S. Treasury Department notified one of our investment funds that it has established new guidelines for residential solar energy systems placed in service in California and Arizona on or after October 1, 2012. The new guidelines communicated are $6.00 per watt in California and $5.00 per watt in Arizona. Prior to this change, we had been reimbursed at $6.87 per watt in California and $6.20 per watt in Arizona. As a result of this updated guidance, we will be obligated to contribute additional solar energy systems to this investment fund so that the fund investors will recover a shortfall of approximately $200,000 and if other investment funds are similarly notified we may be required to true-up those funds.

The U.S. Treasury Department’s determination relates to grant applications under the Section 1603 grant program. We do not expect to submit grant applications related to that program after the first quarter of 2013.

SOLARCITY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS SOLARCITY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT SOLARCITY AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THESE DOCUMENTS MAY BE OBTAINED FROM GOLDMAN, SACHS & CO., 200 WEST STREET, NEW YORK, NEW YORK 10282, ATTENTION: PROSPECTUS DEPARTMENT, BY CALLING (866) 471-2526, OR BY E-MAILING PROSPECTUS-NY@NY.EMAIL.GS.COM; FROM CREDIT SUISSE SECURITIES (USA) LLC, ONE MADISON AVENUE, NEW YORK, NY 10014, ATTENTION: PROSPECTUS DEPARTMENT, OR BY TELEPHONE AT 1-800-221-1037; OR FROM BOFA MERRILL LYNCH, 222 BROADWAY, 7TH FLOOR, NEW YORK, NEW YORK 10038, ATTENTION: PROSPECTUS DEPARTMENT, OR BY E-MAILING DG.PROSPECTUS_REQUESTS@BAML.COM.